Exhibit 99.2

HALF-YEAR FINANCIAL REPORT 2013

TABLE OF CONTENTS

Translation of the French Language Original

HALF-YEAR MANAGEMENT REPORT	2

A/ SIGNIFICANT EVENTS OF THE FIRST HALF OF 2013	2

B/ EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE (JUNE 30, 2013)	7

C/ CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2013	8

D/ PRINCIPAL RISK FACTORS AND UNCERTAINTIES	31

E/ OUTLOOK	31

F/ APPENDIX – DEFINITION OF FINANCIAL INDICATORS	33

G/ APPENDIX – RESEARCH & DEVELOPMENT PIPELINE	35

The condensed half-year consolidated financial statements are unaudited but have been subject to a review by the statutory auditors in accordance with professional standards applicable in France.

A/ Significant events of the first half of 2013

A.1. PHARMACEUTICALS

A.1.1. Acquisitions and alliances

Developments in acquisitions and alliances during the first half of 2013 were as follows:

•   On January 7, 2013, Sanofi announced completion of the acquisition by Chattem of the worldwide rights to the Rolaids® brand from the McNeil Consumer Healthcare Division of McNEIL-PPC, Inc. Rolaids® is an over-the-counter antacid that helps relieve heartburn and acid reflux.

•     On March 20, 2013, the acquisition of Genfar S.A. (Genfar), originally announced in October 2012, was completed. Genfar is a Colombian pharmaceutical company, and is a significant player in its home market and other Latin American countries. As a result of this acquisition, Sanofi is now the market leader in Colombia in both pharmaceuticals and generics. See Note B.1. to the condensed half-year consolidated financial statements.

•     On March 25, 2013, Sanofi and Transgene SA (Transgene) announced the signature of a collaboration agreement to create a new state-of-the-art platform dedicated to the production of immunotherapy products, and in particular Transgene’s therapeutic products. The platform will be built on the Genzyme Polyclonals site at Lyon (France), and involves an investment of €10 million, to be financed 50/50 by Sanofi and Transgene; it will remain the exclusive property of Sanofi. Sanofi and Genzyme will act as Transgene’s Contract Manufacturing Organization (CMO), manufacturing clinical and commercial batches of active ingredients for Transgene immunotherapy products including its MVA (Modified Vaccinia Ankara) therapeutic vaccines. Transgene will be a preferred customer of the commercial manufacturing platform for 15 years.

A.1.2. Filings for marketing authorization for new products

•    In January 2013, the FDA accepted for standard review the supplemental Biologics License Application (sBLA) seeking approval of Lemtrada™(1) (alemtuzumab) for the treatment of relapsing multiple sclerosis. The FDA’s response is expected in the fourth quarter of 2013.

Genzyme holds the worldwide rights to alemtuzumab and has primary responsibility for its development and commercialization in multiple sclerosis. In 2012, Bayer exercised an option to co-promote alemtuzumab in multiple sclerosis. We cannot predict the impact that co-promotion would have on the Company’s ability to achieve the Lemtrada™ product sales milestones, if any. Following regulatory approval and commercialization, Bayer would be entitled to receive contingent payments based on sales.

•     On January 29, 2013, the FDA approved the New Drug Application (NDA) for Kynamro™ (mipomersen sodium, in partnership with Isis Pharmaceuticals, Inc.) in the treatment of homozygous familial hypercholesterolemia. FDA approval triggered a U.S.$25 million milestone payment by Genzyme to Isis Pharmaceuticals, Inc.

•    On February 1, 2013, the European Commission granted marketing authorization in the European Union for Lyxumia® (lixisenatide). Lyxumia®, the first once-daily prandial GLP-1 receptor agonist, is indicated for the treatment of adults with type 2 diabetes to achieve blood sugar control in combination with oral glucose-lowering medicinal products and/or basal insulin when these, together with diet and exercise, do not provide adequate blood sugar control.

•      On February 1, 2013, the European Commission granted marketing authorization in the European Union for Zaltrap® (aflibercept), in combination with the FOLFIRI (irinotecan/5-fluorouracil/folinic

_______________________

(1) LemtradaTM is the trademark submitted to the heathcare authorities for alemtuzumab.

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acid) regimen, for the treatment of adults with metastatic colorectal cancer that is resistant to or has progressed after an oxaliplatin-containing regimen.

The following opinions and recommendations were obtained from regulatory authorities during the first half of 2013:

•     On March 21, 2013, the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) issued a positive opinion regarding the approval of once-daily oral Aubagio® (teriflunomide) for the treatment of adults with relapsing-remitting multiple sclerosis (MS). The CHMP also recommended, in June 2013, the designation of Aubagio® as a new active substance.

•    In March 2013, in response to a re-examination request by Genzyme, the CHMP of the EMA confirmed its previous stance and reiterated its negative opinion on the marketing authorization application for Kynamro™ (mipomersen sodium, in partnership with Isis Pharmaceuticals, Inc.) in the treatment of homozygous familial hypercholesterolemia

•    On June 28, 2013, the CHMP of the EMA issued a positive opinion regarding the approval of Lemtrada™ (alemtuzumab) for the treatment of adult patients with relapsing remitting multiple sclerosis with active disease defined by clinical or imaging features.

•    At the end of June 2013, the Japanese Ministry of Health, Labor and Welfare approved the manufacturing and distribution of Lyxumia® (lixisenatide) for the treatment of type 2 diabetes in combination with basal insulin, in cases where diet and exercise in combination with hypoglycemic sulfonylureas or soluble insulin do not provide sufficient blood sugar control.

A.1.3. Research and Development

The updated research and development (R&D) pipeline is outlined in the appendix in section G of this half-year management report.

During the first half of 2013, results were announced from the following clinical trials:

•    In February 2013, Sanofi and Genzyme announced positive new results from two Phase III trials (ENGAGE and ENCORE) conducted on eliglustat, an investigational oral therapy for Gaucher disease type 1. Both studies met their primary efficacy endpoints, respectively an improvement in spleen size and stabilization of the disease.

•    In March 2013, Sanofi and Regeneron announced the publication of positive data from two Phase Ib trails of dupilumab, an antibody targeting IL-4R alpha, in the treatment of atopic dermatitis. And in May 2013, positive results were released from a Phase IIa study of dupilumab in the treatment of patients with moderate-to-severe allergic asthma.

•      In March 2013, interim results from the first year of the extension study for Lemtrada™ (alemtuzumab) showed that relapse rates and sustained accumulation of disability remained low among patients who had previously received Lemtrada™ in either of the CARE-MS I or CARE-MS II Phase III studies. In these pivotal studies, Lemtrada™ was given as two annual courses, at the start of the study and 12 months later. More than 80% of patients did not receive further treatment with Lemtrada™ during the first year of the extension study.

•    In April 2013, Sanofi and Genzyme announced positive topline results from the TOPIC trial, conducted on Aubagio® (teriflunomide). In this trial, patients who experienced initial neurological symptoms consistent with Clinically Isolated Syndrome (CIS) and who received Aubagio® 14 mg and 7 mg were significantly less likely to develop clinically defined multiple sclerosis, characterized defined as occurrence of a second clinical attack (the primary endpoint) as compared to placebo.

•      In May 2013, Sanofi announced that the pivotal JAKARTA Phase III study examining the selective JAK 2 inhibitor SAR302503 for myelofibrosis had met its primary endpoint (reduction of spleen volume) in both dose groups.

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•    In June 2013, Sanofi announced results from two Phase III studies of its investigational compounds iniparib and otamixaban.

.               The ECLIPSE randomized Phase III study, examining iniparib in squamous non-small cell lung cancer (Sq NSCLC), did not meet its primary endpoint. The topline results of a Phase II study of iniparib in platinum-resistant ovarian cancer did not support further development of iniparib in this patient population. Following these findings, Sanofi decided to terminate the internal investigational program for iniparib (see section “C.3.8. Impairment of intangible assets”).

.               Topline results from the TAO Phase III trial of the investigational anticoagulant otamixaban, an injectable factor Xa inhibitor, showed that the study did not meet its primary endpoint (reduction of all-cause mortality or new heart attacks) better than current therapy. In light of the results from the TAO study, Sanofi decided to terminate its investigational program with otamixaban. No intangible asset related to this project was ever identified.

•    At the end of June 2013, Sanofi announced positive results from the EDITION Phase III study, examining the efficacy and safety profile of U300, a new investigational insulin, in diabetes patients. The results demonstrated equivalent blood sugar control with fewer night-time low blood sugar events compared to Lantus® (insulin glargine [rDNA origin] injection).

A.1.4. Capital expenditure

•     In March 2013, Sanofi announced the official launch of a construction project for a new manufacturing facility at Ho Chi Minh City (Vietnam) to expand Sanofi’s production capacity in pharmaceuticals and consumer health products for the Vietnamese and South-East Asian markets. The new facility, representing an investment of U.S.$75 million, is due to be operational in 2015.

•     In June 2013, Sanofi announced the signature of a five-year agreement with GDF Suez, deepening the collaboration between the two groups that began in March 2012 to install energy production and distribution solutions at Sanofi’s industrial sites, in order to reduce its global energy footprint. These projects represent a joint investment of €30 million in 2013, and the cumulative joint investment under the extended collaboration agreement could reach €80 million.

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A.2. HUMAN VACCINES (Vaccines)

•     On April 11, 2013, Sanofi Pasteur announced that the European authorities had accepted for review a decentralized marketing authorization application for a quadrivalent (four-strain) formulation of Vaxigrip®, an inactivated split-virion seasonal influenza vaccine produced at its facility in Val de Reuil, France. The file was accepted for review by France’s Agence nationale de sécurité du medicament et des produits de santé (ANSM) as the regulatory agency for the “Reference Member State”, and by national regulatory agencies from the European Union countries.

•     On April 22, 2013, Sanofi Pasteur announced that the European Commission had approved the 6-in-1 pediatric vaccine HexyonTM / Hexacima® for primary and booster vaccination of infants aged six weeks and over. HexyonTM/Hexacima® is the only 100% liquid ready-to-use 6-in-1 vaccine to protect infants against diphtheria, tetanus, pertussis, hepatitis B, poliomyelitis and invasive infections caused by Haemophilus influenzae type b. The new vaccine will be marketed under the HexyonTM trademark by Sanofi Pasteur MSD in Western Europe, and under the Hexacima® trademark by Sanofi Pasteur in Eastern Europe.

•      On April 24, 2013, Sanofi Pasteur announced its commitment to provide 1.7 billion doses of oral polio vaccine (OPV) through 2017 to support the polio vaccination program of the Global Polio Eradication Initiative (GPEI).

•      On June 10, 2013, Sanofi Pasteur announced that the FDA had approved its supplemental Biologics License Application (sBLA) seeking marketing approval for its Fluzone® Quadrivalent vaccine, a formulation containing four strains of the influenza virus. Like Sanofi Pasteur’s Fluzone®, which is administered to over 50 million people a year in the United States, Fluzone® Quadrivalent is authorized for administration to children aged over six months, adolescents and adults.

A.3. ANIMAL HEALTH

•     In June 2013, Merial, Sanofi’s Animal Health division, announced the approval and completion of its acquisition of the animal health division of the Indian company Dosch Pharmaceuticals Private Limited, which markets 86 animal health products and 50 specialties for ruminants, poultry and companion animals.

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A.4. OTHER SIGNIFICANT EVENTS OF THE FIRST HALF OF 2013

A.4.1. Legal and arbitral proceedings

For a description of the most significant developments in legal and arbitral proceedings since publication of the financial statements for the year ended December 31, 2012, refer to Note B.14. to the condensed half-year consolidated financial statements.

The following events have occurred in respect of litigation, arbitration and other legal proceedings in which Sanofi and its affiliates are involved:

Patents

•           CoAprovel® patent infringement actions in Europe

At the end of February 2013, in France, the Tribunal de Grande instance of Paris held the Supplemental Protection Certificate (SPC) and the patent invalid. Sanofi and BMS have appealed that decision. In May 2013, in France the Court of Appeals harmonized the First Instance contradictory decisions, denying preliminary injunctions to Sanofi.

Government investigations

•           In France, in the claim concerning allegations brought by Teva Santé that Sanofi’s communication and promotional practices inhibited the entry on the market of generics of clopidogrel (the active ingredient of Plavix®), the French Antitrust Authority issued its decision on May 14, 2013, imposing on Sanofi a fine of €40.6 million. Sanofi appealed that decision before the Paris Court of Appeals.

A.4.2. Other significant events

•                 On April 4, 2013, Sanofi announced the successful placing of a U.S.$1.5 billion bond offer maturing on April 10, 2018, and bearing interest at an annual rate of 1.25%. The offer was made pursuant to Sanofi’s shelf registration statement filed with the U.S. Securities and Exchange Commission (SEC) on March 11, 2013. Sanofi used the net proceeds of the offering for general corporate purposes, including the repayment of existing borrowings.

•      On May 2, 2013, Sanofi announced a new commercial organization, effective July 1, 2013, following the previously announced retirement of Mr. Hanspeter Spek, President, Global Operations and member of the Executive Committee. Two new units were created, Global Commercial Operations and Global Divisions & Strategic Commercial Development to replace the former Global Operations. Mr. Peter Guenter, previously Senior Vice-President, Europe, was appointed Executive Vice-President, Global Commercial Operations. Mrs. Pascale Witz joined Sanofi and was appointed Executive Vice-President, Global Divisions & Strategic Commercial Development. Both Mr. Peter Guenter and Mrs. Pascale Witz joined the Executive Committee with effect from July 1, 2013.

•      On May 3, 2013, the Annual General Meeting of Sanofi shareholders was held in Paris (France). All the resolutions were adopted, including approval of the distribution of a cash dividend of €2.77 per share payable on May 14, 2013 and of the appointment of Mrs Fabienne Lecorvaisier as a Director. The Board of Directors appointed Mrs Fabienne Lecorvaisier a member of the Audit Committee.

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B/ Events subsequent to the balance sheet date (June 30, 2013)

B.1. LEGAL AND ARBITRAL PROCEEDINGS

Patents

•      Apotex settlement claim

With respect to the lawsuit filed in Florida by Apotex relating to the alleged breach of the parties’ March 2006 proposed settlement agreement, the court ruled in favor of BMS in March 2013. In July 2013 Apotex discontinued the appeal of the summary judgment ruling of 2012 in favor of Sanofi.

•      Plavix® Patent Litigation

Canada. In December 2011, Sanofi’s Canadian Patent No. 1,336,777 (the ‘777 Patent) claiming clopidogrel bisulfate was invalidated by a Federal Court’s decision, subsequently generic companies entered the market with generic clopidogrel products. In 2012, Sanofi filed an appeal with the Federal Court of Appeal. On 24 July, 2013, the Federal Court of Appeal issued its decision reversing the Federal Court’s decision and upheld the validity of the ‘777 Patent. Apotex may seek leave to appeal this decision to the Supreme Court of Canada.

B.2. OTHER EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE (JUNE 30, 2013)

•      On July 31, 2013 Sanofi announced the appointment of two new members to the Executive Committee, effective September 1, 2013. Carsten Hellmann, previously Executive Vice President, Global Sales, Chr. Hansen Holding A/S, joins Sanofi and will take the position of Executive Vice President Merial, our Animal Health Division, following the decision of Jose Barella to leave the company to pursue other opportunities. David Meeker, MD, currently CEO Genzyme and member of the Global Leadership Team, will join the Executive Committee as Executive Vice President, Genzyme.

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C/ Consolidated financial statements for the first half of 2013

C.1. CONSOLIDATED RESULTS OF OPERATIONS

Consolidated income statements for the six months to June 30, 2012 and 2013

(€ million)	June 30, 2013 (6 months)	as % of net sales	June 30, 2012(1) (6 months)	as % of net sales
Net sales	16,062	100.0%	17,381	100.0%
Other revenues	181	1.1%	673	3.9%
Cost of sales	(5,214)	(32.4%)	(5,350)	(30.8%)
Gross profit	11,029	68.7%	12,704	73.1%
Research & development expenses	(2,341)	(14.6%)	(2,407)	(13.8%)
Selling & general expenses	(4,438)	(27.6%)	(4,401)	(25.3%)
Other operating income	347		319
Other operating expenses	(177)		(303)
Amortization of intangible assets	(1,543)		(1,675)
Impairment of intangible assets	(440)		(40)
Fair value remeasurement of contingent consideration liabilities	(117)		(106)
Restructuring costs	(159)		(250)
Other gains and losses, and litigation	—		—
Operating income	2,161	13.5%	3,841	22.1%
Financial expenses	(311)		(370)
Financial income	34		45
Income before tax and associates and joint ventures	1,884	11.7%	3,516	20.2%
Income tax expense	(356)		(855)
Share of profit / (loss) of associates and joint ventures	4		404
Net income	1,532	9.5%	3,065	17.6%
Attributable to non-controlling interests	84		103
Net income attributable to equity holders of Sanofi	1,448	9.0%	2,962	17.0%
Average number of shares outstanding (million)	1,323.9		1,319.3
Average number of shares outstanding after dilution (million)	1,340.5		1,327.9
Basic earnings per share (in euros)	1.09		2.25
Diluted earnings per share (in euros)	1.08		2.23

(1)            Includes the impact of applying the amended IAS 19.

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C.2. SEGMENT INFORMATION

Operating segments

In accordance with IFRS 8 “Operating Segments”, the segment information reported by Sanofi is prepared on the basis of internal management data provided to the Chief Executive Officer, who is the Group’s chief operating decision maker. The performance of these segments is monitored individually using internal reports and common indicators.

The operating segment disclosures required under IFRS 8 are provided in Note B.18. to the condensed half-year consolidated financial statements. We have defined our operating segments as “Pharmaceuticals”, “Human Vaccines” (Vaccines) and “Animal Health”. Our other identified segments are categorized as “Other”.

The Pharmaceuticals segment covers research, development, production and marketing of medicines, including activities acquired with Genzyme. Sanofi’s pharmaceuticals portfolio consists of flagship products, plus a broad range of prescription medicines, generic medicines, and consumer health products. This segment also includes all associates and joint ventures whose activities are related to pharmaceuticals, in particular the entities majority owned by Bristol-Myers Squibb (BMS).

The Vaccines segment is wholly dedicated to vaccines, including research, development, production and marketing. This segment includes the Sanofi Pasteur MSD joint venture.

The Animal Health segment comprises the research, development, production and marketing activities of Merial, which offers a complete range of medicines and vaccines for a wide variety of animal species.

The “Other” segment consists of all activities that are not reportable segments as defined in IFRS 8. In particular, it includes the effects of retained commitments in respect of divested businesses.

Inter-segment transactions are not material.

Segment results

We report segment results on the basis of “Business Operating Income”. This indicator, adopted in compliance with IFRS 8, is used internally to measure operational performance and to allocate resources. “Business Operating Income” is derived from Operating income, adjusted as follows:

•            the amounts reported in the line items Restructuring costs, Fair value remeasurement of contingent consideration liabilities and Other gains and losses, and litigation are eliminated;

•            amortization and impairment losses charged against intangible assets (other than software) are eliminated;

•            the share of profits/losses of associates and joint ventures is added;

•            the share attributable to non-controlling interests is deducted;

•          other acquisition-related effects (primarily, the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impact of acquisitions on investments in associates and joint ventures) are eliminated; and

•            restructuring costs relating to associates and joint ventures are eliminated.

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The following table (in accordance with IFRS 8) reconciles our “Business Operating Income” to our Income before tax and associates and joint ventures:

(€ million)	June 30, 2013 (6 months)	June 30, 2012(4) (6 months)	December 31, 2012(4) (12 months)
Business operating income	4,361	6,244	11,448
Share of profit/(loss) of associates and joint ventures(1)	(21)	(419)	(424)
Net income attributable to non-controlling interests(2)	86	104	172
Amortization of intangible assets	(1,543)	(1,675)	(3,291)
Impairment of intangible assets	(440)	(40)	(117)
Fair value remeasurement of contingent consideration liabilities	(117)	(106)	(192)
Expenses arising from the impact of acquisitions on inventories(3)	(6)	(17)	(23)
Restructuring costs	(159)	(250)	(1,141)
Operating income	2,161	3,841	6,432
Financial expenses	(311)	(370)	(751)
Financial income	34	45	93
Income before tax and associates and joint ventures	1,884	3,516	5,774

(1)            Excluding restructuring costs of associates and joint ventures and expenses arising from the impact of acquisitions on associates and joint ventures.

(2)            Excluding the share of restructuring costs and other adjusting items attributable to non-controlling interests.

(3)            This line comprises the workdown of inventories remeasured at fair value at the acquisition date.

(4)            Includes the impact of applying the amended IAS 19.

Business net income

We believe that investors’ understanding of our operational performance is enhanced by reporting “business net income(1)”. This non-GAAP financial measure represents the aggregate business operating income of all of our operating segments, less net financial expenses and the relevant income tax effects.

Business net income for the first half of 2013 totaled €3,088 million (down 29.0% on the 2012 first-half figure of €4,350 million), and represented 19.2% of net sales (versus 25.1% for the first half of 2012).

We also report “business earnings per share”, a specific non-GAAP financial measure which we define as business net income divided by the weighted average number of shares outstanding.

Business earnings per share for the first half of 2013 was €2.33, a decrease of 29.4% relative to the first-half figure of €3.30, based on an weighted average number of shares outstanding of 1,323.9 million for the first half of 2013 and 1,319.3 million for the first half of 2012.

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(1) Refer to the appendix in section F for a definition.

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The following table reconciles our business net income to Net income attributable to equity holders of Sanofi :

(€ million)		June 30, 2013 (6 months)	June 30, 2012(4) (6 months)	December 31, 2012(4) (12 months)
Business net income		3,088	4,350	8,101
(i)	Amortization of intangible assets	(1,543)	(1,675)	(3,291)
(ii)	Impairment of intangible assets	(440)	(40)	(117)
(iii)	Fair value remeasurement of contingent consideration liabilities	(117)	(106)	(192)
(iv)	Expenses arising from the impact of acquisitions on inventories(1)	(6)	(17)	(23)
(v)	Restructuring costs	(159)	(250)	(1,141)
(vi)	Other gains and losses, and litigation	—	—	—
(vii)	Tax effects on the items listed above, comprising :	749	714	1,580
	- amortization of intangible assets	490	615	1,159
	- impairment of intangible assets	180	14	42
	- fair value remeasurement of contingent consideration liabilities	20	3	2
	- expenses arising from the impact of acquisitions on inventories	2	5	7
	- restructuring costs	57	77	370
	- other gains and losses, and litigation	—	—	—
(iv) / (viii)	Other tax items(2)	(109)	—	—
(ix)	Share of items listed above attributable to non-controlling interests	2	1	3

(iv) / (v)	Restructuring costs and expenses arising from the impact of acquisitions on associates and joint ventures(3)	(17)	(15)	(31)

Net income attributable to equity holders of Sanofi		1,448	2,962	4,889

(1)	This line comprises the workdown of inventories remeasured at fair value at the acquisition date.
(2)	In 2013, this line item includes the tax on dividends distributed to Sanofi’s shareholders.
(3)

This line shows the portion of major restructuring costs incurred by associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures (workdown on acquired inventories, amortization and impairment of intangible assets, and impairment of goodwill).

(4)	Includes the impact of applying the amended IAS 19.

The following table sets forth the calculation of our business net income for the first half of 2013, the first half of 2012 and the year ended December 31, 2012:

(€ million)	June 30, 2013 (6 months)	June 30, 2012(1) (6 months)	December 31, 2012(1) (12 months)
Business operating income	4,361	6,244	11,448
Financial income and expenses	(277)	(325)	(658)
Income tax expense	(996)	(1,569)	(2,689)
Business net income	3,088	4,350	8,101

(1)      Includes the impact of applying the amended IAS 19.

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The tables below provide an analysis of operating results for the Pharmaceuticals, Vaccines and Animal Health segments:

First half of 2013

(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Net sales	13,522	1,457	1,083	—	16,062
Other revenues	155	12	14	—	181
Cost of sales	(4,167)	(695)	(346)	—	(5,208)
Research and development expenses	(2,007)	(249)	(85)	—	(2,341)
Selling and general expenses	(3,796)	(299)	(343)	—	(4,438)
Other operating income and expenses	131	7	(2)	34	170
Share of profit/(loss) of associate and joint ventures	27	(4)	(2)	—	21
Net income attributable to non-controlling interests	(86)	—	—	—	(86)
Business operating income	3,779	229	319	34	4,361

First half of 2012(1)

(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Net sales	14,827	1,400	1,154	—	17,381
Other revenues	645	10	18	—	673
Cost of sales	(4,424)	(563)	(346)	—	(5,333)
Research and development expenses	(2,044)	(283)	(80)	—	(2,407)
Selling and general expenses	(3,755)	(287)	(358)	(1)	(4,401)
Other operating income and expenses	(1)	(2)	1	18	16
Share of profit/(loss) of associate and joint ventures	425	(6)	—	—	419
Net income attributable to non-controlling interests	(104)	—	—	—	(104)
Business operating income	5,569	269	389	17	6,244

(1)           Includes the impact of applying the amended IAS 19.

Year ended December 31, 2012(1)

(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Net sales	28,871	3,897	2,179	—	34,947
Other revenues	933	44	33	—	1,010
Cost of sales	(8,745)	(1,629)	(701)	—	(11,075)
Research and development expenses	(4,203)	(538)	(164)	—	(4,905)
Selling and general expenses	(7,650)	(609)	(669)	(1)	(8,929)
Other operating income and expenses	134	(7)	3	18	148
Share of profit/(loss) of associate and joint ventures	432	(1)	(7)	—	424
Net income attributable to non-controlling interests	(171)	—	(1)	—	(172)
Business operating income	9,601	1,157	673	17	11,448

(1)           Includes the impact of applying the amended IAS 19.

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The following tables present our segment results for the first half of 2013, the first half of 2012 and the year ended December 31, 2012.

Pharmaceuticals segment first-half business operating income, 2013 and 2012

(€ million)	June 30, 2013	as % of net sales	June 30, 2012(1)	as % of net sales	Year-on-year change
Net sales	13,522	100.0%	14,827	100.0%	-8.8%

Other revenues	155	1.1%	645	4.3%	-76.0%

Cost of sales	(4,167)	(30.8%)	(4,424)	(29.8%)	-5.8%

Gross profit	9,510	70.3%	11,048	74.5%	-13.9%

Research and development expenses	(2,007)	(14.8%)	(2,044)	(13.8%)	-1.8%

Selling and general expenses	(3,796)	(28.1%)	(3,755)	(25.3%)	+1.1%

Other operating income and expenses	131		(1)

Share of profit/(loss) of associate and joint ventures	27		425

Net income attributable to non-controlling interests	(86)		(104)

Business operating income	3,779	27.9%	5,569	37.6%	-32.1%

(1)    Includes the impact of applying the amended IAS 19.

Vaccines segment first-half business operating income, 2013 and 2012

(€ million)	June 30 2013	as % of net sales	June 30 2012(1)	as % of net sales	Year-on-year change
Net sales	1,457	100.0%	1,400	100.0%	+4.1%

Other revenues	12	0.8%	10	0.7%	+20.0%

Cost of sales	(695)	(47.7%)	(563)	(40.2%)	+23.4%

Gross profit	774	53.1%	847	60.5%	-8.6%

Research and development expenses	(249)	(17.1%)	(283)	(20.2%)	-12.0%

Selling and general expenses	(299)	(20.5%)	(287)	(20.5%)	+4.2%

Other operating income and expenses	7		(2)

Share of profit/(loss) of associate and joint ventures	(4)		(6)

Net income attributable to non-controlling interests	—		—

Business operating income	229	15.7%	269	19.2%	-14.9%

(1)    Includes the impact of applying the amended IAS 19.

Animal Health segment first-half business operating income, 2013 and 2012

(€ million)	June 30, 2013	as % of net sales	June 30, 2012(1)	as % of net sales	Year-on-year change
Net sales	1,083	100.0%	1,154	100.0%	-6.2%

Other revenues	14	1.3%	18	1.6%	-22.2%

Cost of sales	(346)	(32.0%)	(346)	(30.0%)	0.0%

Gross profit	751	69.3%	826	71.6%	-9.1%

Research and development expenses	(85)	(7.8%)	(80)	(6.9%)	+6.3%

Selling and general expenses	(343)	(31.7%)	(358)	(31.0%)	-4.2%

Other operating income and expenses	(2)		1

Share of profit/(loss) of associate and joint ventures	(2)		—

Net income attributable to non-controlling interests	—		—

Business operating income	319	29.5%	389	33.7%	-18.0%

(1)    Includes the impact of applying the amended IAS 19.

Sanofi • 2013 Half-year financial report | 13

C.3. ANALYSIS OF CONSOLIDATED RESULTS FOR THE FIRST HALF OF 2013

C.3.1. Net sales

Consolidated net sales for the first half of 2013 were €16,062 million, 7.6% lower than in the first half of 2012. Exchange rate movements had an unfavorable effect of 3.0 points, mainly due to the depreciation of the yen, the U.S. dollar and the Venezuelan bolivar against the euro. At constant exchange rates(1), net sales fell by 4.6%.

Reconciliation of 2013 first-half reported net sales to net sales at constant exchange rates(1)

(€ million)	June 30, 2013 (6 months)	June 30, 2012 (6 months)	Change
Reported net sales	16,062	17,381	-7.6%

Effect of exchange rates	517

Net sales at constant exchange rates	16,579	17,381	-4.6%

C.3.1.1. Net sales by business segment

Sanofi’s net sales comprise the net sales of the Pharmaceuticals, Human Vaccines (Vaccines) and Animal Health businesses.

(€ million)	June 30, 2013 (6 months)	June 30, 2012 (6 months)	Change on a reported basis	Change at constant exchange rates
Pharmaceuticals	13,522	14,827	-8.8%	-5.7%

Vaccines	1,457	1,400	+4.1%	+7.2%

Animal Health	1,083	1,154	-6.2%	-4.4%

Total	16,062	17,381	-7.6%	-4.6%

(1) Refer to the appendix in section F for a definition.

14 | 2013 Half-year financial report  •  Sanofi

Pharmaceuticals segment

Net sales of the Pharmaceuticals segment for the first half of 2013 were €13,522 million, down 8.8% on a reported basis and 5.7% at constant exchange rates. This fall reflects competition from generics, the impact of austerity measures in Europe, and an adjustment to net sales of generics in Brazil. Excluding Brazil, Pharmaceuticals segment net sales fell by 4.1% at constant exchange rates.

(€ million)	Indications	June 30, 2013 (6 months)	June 30, 2012 (6 months)	Change on a reported basis	Change at constant exchange rates
Lantus®	Diabetes	2,747	2,346	+17.1%	+19.4%
Apidra®	Diabetes	134	108	+24.1%	+27.8%
Amaryl®	Diabetes	193	213	-9.4%	-2.3%
Insuman®	Diabetes	65	65	0.0%	0.0%
Other products	Diabetes	24	15	+60.0%	+60.0%
Total: Diabetes		3,163	2,747	+15.1%	+17.8%

Taxotere®	Breast, lung, prostate, stomach, and head & neck cancer	222	309	-28.2%	-23.0%

Eloxatine®	Colorectal cancer	119	759	-84.3%	-84.2%
Jevtana®	Prostate cancer	106	119	-10.9%	-10.1%
Thymoglobulin®	Organ rejection	96	95	+1.1%	+3.2%
Mozobil®	Hematologic malignancies	51	45	+13.3%	+15.6%
Zaltrap®	Colorectal cancer	25	—	—	—
Other products		125	165	-22.4%	-24.2%
Total: Oncology		744	1 492	-50,1%	-48,5%
Cerezyme®	Gaucher disease	342	299	+14.4%	+17.4%
Myozyme® / Lumizyme®	Pompe disease	242	225	+7.6%	+9.8%
Fabrazyme®	Fabry disease	183	121	+51.2%	+56.2%
Aldurazyme®	Mucopolysaccharidosis	78	71	+9.9%	+12.7%
Other products		120	118	+1.7%	+6.8%
Sub-total: Rare diseases		965	834	+15.7%	+19.1%
Aubagio®	Multiple sclerosis	53	—	—	—
Sub-total: Multiple sclerosis		53	—	—	—
Total: Genzyme		1,018	834	+22.1%	+25.5%
Plavix®	Atherothrombosis	943	1,058	-10.9%	-3.0%
Lovenox®	Thrombosis	864	1,015	-14.9%	-13.6%
Aprovel® / CoAprovel®	Hypertension	479	641	-25.3%	-24.3%
Renagel® / Renvela®	Hyperphosphatemia	346	312	+10.9%	+12.5%
Allegra®	Allergic rhinitis, urticaria	248	308	-19.5%	-6.8%
Stilnox® / Ambien® / Myslee®	Sleep disorders	193	254	-24.0%	-15.0%
Depakine®	Epilepsy	209	202	+3.5%	+5.9%
Synvisc® / Synvisc-One®	Arthrose	182	184	-1.1%	+0.5%
Tritace®	Hypertension	158	180	-12.2%	-10.0%
Multaq®	Atrial fibrillation	131	127	+3.1%	+4.7%
Lasix®	Edema, hypertension	83	104	-20.2%	-14.4%
Targocid®	Bacterial infections	88	105	-16.2%	-12.4%
Orudis®	Rheumatoid arthritis, osteoarthritis	73	92	-20.7%	-10.9%
Cordarone®	Arrhythmia	72	82	-12.2%	-4.9%
Xatral®	Benign prostatic hypertrophy	51	69	-26.1%	-24.6%
Actonel®	Osteoporosis, Paget’s disease	52	72	-27.8%	-25.0%
Auvi-QTM	Severe allergies, anaphylaxis	15	—	—	—
Other product		2,147	2,499	-14.1%	-11.2%
Total: Other prescription products		6,334	7,304	-13.3%	-9.4%
Consumer Health Care		1,540	1,543	-0.2%	+2.5%
Generics		723	907	-20.3%	-19.8%
Total Pharmaceuticals		13,522	14,827	-8.8%	-5.7%

Sanofi • 2013 Half-year financial report  | 15

Diabetes division

Net sales for the Diabetes division reached €3,163 million, up 17.8% at constant exchange rates, driven by double-digit growth for Lantus® and Apidra®.

Lantus® saw net sales rise by 19.4% (at constant exchange rates) in the first half to €2,747 million, on strong growth in the United States (+23.8% at constant exchange rates) driven by Lantus® SoloSTAR®, which accounted for 57% of first-half sales, and by a solid performance in Emerging Markets(1) (+20.1% at constant exchange rates), especially in Eastern Europe (+20.7% at constant exchange rates), Africa/Middle East (+44.7% at constant exchange rates) and China (+17.8% at constant exchange rates). In Western Europe, growth was again more modest (+4.7% at constant exchange rates).

Net sales of Apidra® reached €134 million in the first half, up 27.8% at constant exchange rates on the back of the performance of the United States (+56.3% at constant exchange rates, at €49 million).

Amaryl® posted a fall in net sales of 2.3% at constant exchange rates to €193 million, reflecting both competition from generics in Japan (-21.0% at constant exchange rates, at €42 million) but also a good performance in Emerging Markets (+10.8% at constant exchange rates, at €138 million).

Lyxumia®, approved in the European Union in February 2013, achieved net sales of €1 million in Germany during the first half of 2013.

Oncology business

The Oncology business generated net sales of €744 million, down 48.5% at constant exchange rates, mainly due to the effects of the expiration of Eloxatine® exclusivity in the United States.

Eloxatine® posted a sharp fall in first-half net sales of 84.2% at constant exchange rates to €119 million, triggered by competition from generics in the United States since August 2012.

Net sales of Taxotere® fell by 23.0% at constant exchange rates to €222 million. The product is facing competition from generics in Western Europe (-56.3% at constant exchange rates, at €14 million) and in the United States (-18.9% at constant exchange rates, at €30 million).

Jevtana® reported net sales of 106 million for the first half of 2013, down 10.1% at constant exchange rates, reflecting competitive pressure in the United States where sales were down 30.0% at constant exchange rates, at €42 million. In Western Europe, sales rose by 11.4% at constant exchange rates, to €49 million.

Sales of Mozobil® were up 15.6% at constant exchange rates, at €51 million.

Net sales of Zaltrap® came to €25 million, including €20 million in the United States (where the product was launched in the third quarter of 2012) and €4 million in Western Europe (where it was launched in Germany and the United Kingdom during the first half of 2013).

Net sales of other Oncology products were 24.2% lower at constant exchange rates, reflecting the discontinuation of sales of Campath® in the second half of 2012.

Jevtana®, Zaltrap® and Mozobil®, along with Multaq® and Auvi-QTM(2) (included in “Other Pharmaceutical Products”, see below) constitute the “Other Innovative Products” growth platform, which in the first half of 2013 generated net sales of €328 million (up 14.1% at constant exchange rates).

(1) World excluding United States, Canada, Western Europe, Japan, Australia and New Zealand.

(2) Sanofi U.S. licensed the North America commercialization rights to Auvi-QTM from Intelliject, Inc.

16 | 2013 Half-year financial report • Sanofi

Genzyme business

The Genzyme business consists of products used for the treatment of rare diseases, and of multiple sclerosis (Aubagio® and LemtradaTM). The business generated first-half net sales of €1,018 million, up 25.5% at constant exchange rates, reflecting a return to full supply capacity for Cerezyme® and Fabrazyme® plus an increase in the number of patients and the launch of Aubagio® in the United States.

Cerezyme® posted an increase in net sales of 17.4% at constant exchange rates to €342 million, driven by Emerging Markets (+45.2% at constant exchange rates, at €117 million) and the United States (+12.7% at constant exchange rates, at €88 million).

Net sales of Myozyme® / Lumizyme® were 9.8% higher at constant exchange rates, at €242 million, reflecting a surge in Emerging Markets (+34.6% at constant exchange rates, at €34 million) and growth in Western Europe (+8.0% at constant exchange rates, at €135 million).

Fabrazyme® saw strong growth in net sales of 56.2% at constant exchange rates, to €183 million. the product was boosted by a rebound in sales in the United States (+58.1% at constant exchange rates, at €97 million) and in Western Europe (+95.2% at constant exchange rates, at €41 million), due partly to the resumption of production at the Framingham plant in March 2012.

Aubagio®, launched in the United States in October 2012, recorded net U.S. sales of €53 million during the first half of 2013.

Other pharmaceutical products

Net sales of Plavix® were down 3.0% at constant exchange rates at €943 million, affected by reduced sales of the active ingredient to the entity majority owned by BMS in the United States (where the product lost its exclusivity on May 17, 2012). Plavix® is marketed by BMS in the United States and Puerto Rico under the terms of the alliance between Sanofi and BMS(1).

In Emerging Markets, net sales of Plavix® rose by 9.7% at constant exchange rates to €425 million, driven by China (+20.6% at constant exchange rates, at €223 million). In Japan, sales advanced by 11.7% at constant exchange rates, to €356 million. In Western Europe, sales fell year-on-year (-25.6% at constant exchange rates, at €134 million) due to competition from generics.

Net sales of Lovenox® fell by 13.6% at constant exchange rates in the first half of 2013 to €864 million on competition from generics in the United States, where sales of the branded product fell by 53.1% at constant exchange rates to €97 million (sales of the generic version of Lovenox®, launched by Sanofi in 2012, are recorded by the Generics business). Sales of Lovenox® generated outside the United States represent 89% of total worldwide net sales, and fell by 3.3% at constant exchange rates to €767 million.

Aprovel® / CoAprovel® reported a fall in net sales of 24.3% at constant exchange rates to €479 million, mainly due to competition from generics in Western Europe, where sales fell by 43.1% to €193 million. In Emerging Markets, net sales increased by 5.4% at constant exchange rates, to €211 million.

Net sales of Renagel® / Renvela® were 12.5% higher at constant exchange rates at €346 million, on the back of good performances in the United States (+12.7% at constant exchange rates, at €236 million) and Emerging Markets (+61.9% at constant exchange rates, at €32 million).

Allegra® saw a decline in prescription net sales of 6.8% at constant exchange rates to €248 million, reflecting competition from generics in Japan (-10.2% at constant exchange rates, at €183 million). Over-the-counter (non-prescription) sales of Allegra® in the United States and Japan are recorded by the Consumer Health Care business.

(1) See Note C.1 to the consolidated financial statements for the year ended December 31, 2012, on page F-36 of the Annual Report on Form 20-F; this document is available on www.sanofi.com.

Sanofi • 2013 Half-year financial report  | 17

Net sales of Stilnox® / Ambien® / Myslee® slipped by 15.0% at constant exchange rates to €193 million, reflecting competition from generics of Myslee® in Japan (-22.5% at constant exchange rates, at €96 million).

Synvisc®/Synvisc-One® posted net sales of €182 million, virtually unchanged at constant exchange rates (+0.5%).

Net sales of Multaq® rose by 4.7% at constant exchange rates to €131 million, of which €106 million was generated in the United States (+8.1% at constant exchange rates).

Auvi-QTM, an adrenalin auto-injector, achieved net sales of €15 million in the United States, where it was launched in January 2013.

Net sales of other prescription products are not discussed in this report.

Consumer Health Care

Net sales for the Consumer Health Care business rose by 2.5% at constant exchange rates in the first half to €1,540 million, driven by growth in Emerging Markets (+3.6% at constant exchange rates, at €720 million).

Net sales of Allegra® OTC were up 7.1% at constant exchange rates following the product’s launch in Japan at the end of 2012. Doliprane®, Essentiale® and Enterogermina® all achieved double-digit growth in net sales (at constant exchange rates).

(€ million)	June 30, 2013 (6 months)	June 30, 2012 (6 months)	Change on a reported basis	Change at constant exchange rates
Allegra®	164	156	+5.1%	+7.1%
Doliprane®	151	135	+11.9%	+12.6%
Essentiale®	108	91	+18.7%	+20.9%
Enterogermina®	68	65	+4.6%	+12.3%
No Spa®	54	55	-1.8%	0.0%
Lactacyd®	51	52	-1.9%	+1.9%
Dorflex®	46	47	-2.1%	+8.5%
Other products	898	942	-4.7%	-2.3%
Total Consumer Health Care	1,540	1,543	-0.2%	+2.5%

Generics

The Generics business posted first-half net sales of €723 million, down 19.8% at constant exchange rates, hit by a €122 million adjustment to net sales of generics products in Brazil.

During the second quarter, Sanofi determined that generic inventory levels in trade channels in Brazil were significantly and inappropriately in excess of volumes needed to satisfy sell out demand. Accordingly, an adjustment was recorded in the second quarter to reflect product returns, customer discounts and rebates. The net effect of this adjustment was to reduce net sales by €122 million. An additional provision of €79 million has also been recorded for the write-off of inventory and other related costs.

Excluding Brazil, Sanofi’s Generics business grew by 8.2% at constant exchange rates in the first half of 2013. The business was boosted by organic sales growth in Western Europe (+26.3% at constant exchange rates, at €281 million), mainly in France where market penetration of generics increased. In the United States, net sales fell by 23.4% at constant exchange rates, reflecting lower sales of the generic versions of Aprovel® and Taxotere®.

18 | 2013 Half-year financial report • Sanofi

2013 first-half Pharmaceuticals net sales by geographical region

(€ million)	Western Europe(1)	Change at constant exchange rates	United States	Change at constant exchange rates	Emerging markets(2)	Change at constant exchange rates	Rest of the World(3)	Change at Constant exchange rates
Lantus®	399	+4.7%	1,765	+23.8%	442	+20.1%	141	+12.9%
Apidra®	40	0.0%	49	+56.3%	30	+29.2%	15	+41.7%
Amaryl®	12	-25.0%	1	-50.0%	138	+10.8%	42	-21.5%
Insuman®	45	-6.3%	1	—	19	+17.6%	—	—
Other products	23	+76.9%	—	—	1	—	—	—
Total: Diabetes	519	+4.2%	1,816	+24.3%	630	+18.4%	198	+3.7%
Taxotere®	14	-56.3%	30	-18.9%	110	-23.8%	68	-11.8%
Eloxatine®	3	-66.7%	15	-97.5%	65	-18.5%	36	0.0%
Jevtana®	49	+11.4%	42	-30.0%	14	-6.7%	1	—
Thymoglobulin®	15	-6.3%	50	+6.3%	24	+4.2%	7	0.0%
Mozobil®	16	+6.7%	28	+7.7%	5	+66.7%	2	+200.0%
Zaltrap®	4	—	20	—	1	—	—	—
Other products	28	-33.3%	72	-22.1%	15	-6.3%	10	-8.3%
Total: Oncology	129	-18.4%	257	-71.0%	234	-16.8%	124	-5.4%
Cerezyme®	113	+6.6%	88	+12.7%	117	+45.2%	24	-10.0%
Myozyme® / Lumizyme®	135	+8.0%	60	+5.2%	34	+34.6%	13	0.0%
Fabrazyme®	41	+95.2%	97	+58.1%	24	+38.9%	21	+25.0%
Aldurazyme®	30	+3.4%	14	+7.7%	27	+35.0%	7	0.0%
Other products	20	+29.4%	50	+6.3%	18	0.0%	32	0.0%
Sub-total: Rare diseases	339	+14.4%	309	+20.4%	220	+36.7%	97	+1.8%
Aubagio®	—	—	53	—	—	—	—	—
Sub-total: Multiple sclerosis	—	—	53	—	—	—	—	—
Total: Genzyme	339	+14.4%	362	+41.2%	220	+36.7%	97	+1.8%
Plavix®	134	-25.6%	5*	-93.1%	425	+9.7%	379	+10.4%
Lovenox®	428	-3.4%	97	-53.1%	291	-3.5%	48	-2.0%
Aprovel® / CoAprovel®	193	-43.1%	6*	-73.1%	211	+5.4%	69	-2.8%
Renagel® / Renvela®	68	+3.0%	236	+12.7%	32	+61.9%	10	-25.0%
Allegra®	6	-14.3%	—	-100.0%	60	+6.6%	182	-10.4%
Stilnox® / Ambien® / Myslee®	21	-12.5%	39	0.0%	34	0.0%	99	-22.7%
Depakine®	67	-4.2%	—	—	135	+12.2%	7	0.0%
Synvisc® / Synvisc-One®	12	+20.0%	145	-3.3%	15	+36.4%	10	0.0%
Tritace®	69	-13.8%	—	—	84	-6.5%	5	-14.3%
Multaq®	21	-8.7%	106	+8.1%	4	0.0%	—	—
Lasix®	37	-11.9%	1	-50.0%	25	-10.3%	20	-19.4%
Targocid®	43	-8.5%	—	—	39	-12.8%	6	-27.3%
Orudis®	13	-48.0%	—	—	58	+1.5%	2	+100.0%
Cordarone®	13	-13.3%	—	—	39	+5.3%	20	-13.8%
Xatral®	19	-24.0%	2	-83.3%	29	-3.3%	1	0.0%
Actonel®	11	-38.9%	—	—	25	-27.8%	16	-5.6%
Auvi-QTM	—	—	15	—	—	—	—	—
Other products	835	-17.5%	256	-12.2%	816	-2.1%	240	-8.7%
Total: Other prescription products	1,990	-18.6%	908	-17.7%	2,322	+1.4%	1,114	-5.0%
Consumer Health Care	361	+1.7%	328	-2.6%	720	+3.6%	131	+12.1%
Generics	281	+26.3%	107	-23.4%	320	-39.3%	15	+15.4%
Total Pharmaceuticals	3,619	-8.9%	3,778	-9.7%	4,446	-0.8%	1,679	-2.5%

(1)	France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark.
(2)	World excluding United States, Canada, Western Europe, Japan, Australia and New Zealand.
(3)	Japan, Canada, Australia and New-Zealand.
*	Sales of active ingredient to the entity majority-owned by BMS in the United States.

Sanofi • 2013 Half-year financial report | 19

Human Vaccines (Vaccines) segment

In the first half of 2013, net sales for the Vaccines segment were €1,457 million, up 7.2% at constant exchange rates and 4.1% on a reported basis.

(€ million)	June 30, 2013 (6 months)	June 30, 2012 (6 months)	Change on a reported basis	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines (including Pentacel® and Pentaxim®)	563	518	+8.7%	+14.1%
Influenza Vaccines (including Vaxigrip® and Fluzone®)	172	169	+1.8%	+3.0%
• of which seasonal influenza vaccines	171	167	+2.4%	+3.6%
• of which pandemic influenza vaccines	1	2	-50.0%	-50.0%
Meningitis/Pneumonia Vaccines (including Menactra®)	203	202	+0.5%	+2.5%
Adult Booster Vaccines (including Adacel®)	209	233	-10.3%	-9.0%
Travel and Other Endemics Vaccines	172	177	-2.8%	-0.6%
Other Vaccines	138	101	+36.6%	+39.6%
Total Vaccines	1,457	1,400	+4.1%	+7.2%

Net sales of Polio/Pertussis/Hib vaccines were up 14.1% at constant exchange rates at €563 million, reflecting a strong performance in Japan (€104 million, up 157.1% at constant exchange rates, thanks to the successful launch of Imovax®) and in Emerging Markets (€312 million, up 43.2% at constant exchange rates, driven by the success of Pentaxim®) but also lower sales in the United States (-40.0% at constant exchange rates, at €123 million) caused by restrictions on shipments of Pentacel®.

Influenza vaccines saw net sales rise by 3.0% at constant exchange rates, to €172 million. Most of these sales were generated in Emerging Markets (€147 million), and were associated with seasonal influenza in the southern hemisphere.

Net sales of Meningitis/Pneumonia vaccines reached €203 million, up 2.5% at constant exchange rates, propelled by Emerging Markets (+24.2% at constant exchange rates, at €76 million). Menactra® generated worldwide net sales of €167 million, up 2.4% at constant exchange rates.

Adult Booster vaccines reported a fall of 9.0% in net sales at constant exchange rates to €209 million, mainly reflecting lower sales of Adacel® in the United States (-8.4% at constant exchange rates, at €129 million) following a good performance in the first half of 2012.

Net sales of Travel and Other Endemics vaccines were virtually unchanged at €172 million (-0.6% at constant exchange rates), hit by a temporary suspension of production of Theracys®/Immucyst® and of BCG vaccines.

Sales generated by Sanofi Pasteur MSD, the joint venture with Merck & Co., Inc. in Europe (which are not consolidated by Sanofi), amounted to €334 million in the first half of 2013, up 0.6% on a reported basis. Sales of Gardasil®, a vaccine that prevents papillomavirus infections (a cause of cervical cancer) rose by 17.0% on a reported basis to €102 million.

20 | 2013 Half-year financial report  ˜  Sanofi

2013 first-half Vaccines net sales by geographical region

(€ million)	Western Europe(1)	Change at constant exchange rates	United States	Change at constant exchange rates	Emerging Markets(2)	Change at constant exchange rates	Rest of the World(3)	Change at constant exchange rates

Polio/Pertussis/Hib Vaccines (including Pentacel® and Pentaxim®)	17	-34.6%	123	-40.0%	312	+43.2%	111	+114.5%

Influenza Vaccines (including Vaxigrip® and Fluzone®)	1	—	10	+66.7%	147	-1.3%	14	+15.4%

Meningitis/Pneumonia Vaccines (including Menactra®)	3	+50.0%	121	-8.8%	76	+24.2%	3	+50.0%

Adult Booster Vaccines (including Adacel®)	39	+14.7%	142	-12.7%	21	-4.5%	7	-36.4%

Travel and Other Endemics Vaccines	8	-33.3%	40	-22.6%	97	+10.0%	27	+27.3%
Other vaccines	—	—	128	+63.3%	6	-11.1%	4	-50.0%
Total Vaccines	68	-13.9%	564	-11.5%	659	+20.8%	166	+61.0%

(1)     France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark.

(2)      World excluding United States, Canada, Western Europe, Japan, Australia and New Zealand.

(3)      Japan, Canada, Australia and New-Zealand.

Sanofi • 2013 Half-year financial report | 21

Animal Health segment

Net sales for the Animal Health business for the first half of 2013 were €1,083 million, down 4.4% at constant exchange rates (or 6.2% on a reported basis).

(€ million)	June 30, 2013 (6 months)	June 30, 2012 (6 months)	Change on a reported basis	Change at constant exchange rates
Companion animals	697	784	-11.1%	-9.6%

Production animals	386	370	+4.3%	+6.5%

Total Animal Health	1,083	1,154	-6.2%	-4.4%

Of which Frontline® and other fipronil products	364	468	-22.2%	-20.5%

Of which Vaccines	361	345	+4.6%	+6.1%

Of which avermectin products	245	221	+10.9%	+12.7%

Of which other products	113	120	-5.8%	-3.3%

Net sales for the companion animals franchise fell by 9.6% at constant exchange rates to €697 million. Sales of the Frontline®/fipronil family of products (-20.5% at constant exchange rates, at €364 million) were affected by increased competition and unfavorable weather conditions.

Net sales for the production animals franchise rose by 6.5% at constant exchange rates to €386 million, boosted by stronger sales of avermectin products in the United States (+20.8% at constant exchange rates, at €149 million).

2013 first-half Animal Health net sales by geographical region

(€ million)	Western Europe(1)	Change at constant exchange rates	United States	Change at constant exchange rates	Emerging Markets(2)	Change at constant exchange rates	Rest of the World(3)	Change at constant exchange rates
Frontline® and other products	111	-18.8%	189	-27.1%	47	+14.0%	17	-20.0%

Vaccines	91	+3.4%	76	+8.5%	185	+6.8%	9	—

Avermectin products	28	-6.7%	149	+20.8%	28	+3.6%	40	+7.9%

Other animal health products	41	0.0%	41	-12.8%	23	+30.0%	8	-36.4%

Total Animal Health	271	-8.4%	455	-8.9%	283	+9.4%	74	-7.1%

(1)              France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark.

(2)                World excluding United States, Canada, Western Europe, Japan, Australia and New Zealand.

(3)                Japan, Canada, Australia and New-Zealand.

22 | 2013 Half-year financial report  ˜  Sanofi

C.3.1.2. Net sales by geographical region

(€ million)	June 30, 2013 (6 months)	June 30, 2012 (6 months)	Change on a reported basis	Change at constant exchange rates
Emerging Markets(1)	5,388	5,447	-1.1%	+1.9%

of which Eastern Europe and Turkey	1,319	1,327	-0.6%	+0.6%

of which Asia (excl. Pacific region)	1,525	1,381	+10.4%	+10.7%

of which Latin America	1,411	1,675	-15.8%	-9.5%

of which Africa	531	507	+4.7%	+9.9%

of which Middle East	538	494	+8.9%	+11.3%

United States	4,797	5,395	-11.1%	-9.9%

Western Europe(2)	3,958	4,361	-9.2%	-9.0%

Rest of the World(3)	1,919	2,178	-11.9%	+0.8%

of which Japan	1,284	1,529	-16.0%	+1.0%

Total	16,062	17,381	-7.6%	-4.6%

(1)                World excluding United States, Canada, Western Europe, Japan, Australia and New Zealand.

(2)              France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark.

(3)                Japan, Canada, Australia and New-Zealand.

In Emerging Markets, net sales totaled €5,388 million, up 1.9% at constant exchange rates. Net sales were hit by a €122 million adjustment to net sales of generic products in Brazil. Excluding sales of generics in Brazil, net sales in Emerging Markets rose by 6.6% at constant exchange rates, driven by Diabetes (+18.4% at constant exchange rates, at €630 million), Vaccines (+20.8% at constant exchange rates, at €659 million) and Genzyme (+36.7% at constant exchange rates, at €220 million). In China, net sales reached €720 million, up 18.0% at constant exchange rates, reflecting strong performances by Plavix®, Lantus® and the Vaccines business. Sales in Russia were €443 million, a rise of 13.8% at constant exchange rates, boosted by the Consumer Health Care business and Lantus®. Net sales in Brazil fell by 30.3% to €505 million, dented by the adjustment to net sales of generics.

In the United States, net sales fell by 9.9% at constant exchange rates to €4,797 million. Negative factors included the loss of exclusivity for Eloxatine® in August 2012 (-97.5% at constant exchange rates), competition from generics of Lovenox® (-53.1% at constant exchange rates), and the impact of restrictions on shipments of Pentacel® on the Polio/Pertussis/Hib vaccines franchise (-40.0% at constant exchange rates). Positive factors included strong performances by the Genzyme business (+41.2% at constant exchange rates) and by Lantus® (+23.8% at constant exchange rates).

Western Europe saw net sales decline by 9.0% at constant exchange rates to €3,958 million, affected by competition from generics of Aprovel® (-43.1% at constant exchange rates) and Plavix® (-25.6% at constant exchange rates), and by austerity measures.

In the Rest of the World region, net sales were slightly higher (+0.8% at constant exchange rates) at €1,919 million. In Japan, net sales totaled €1,284 million (+1.0% at constant exchange rates). Positive factors included a strong performance by the Polio/Pertussis/Hib vaccines franchise (+157.1% at constant exchange rates, boosted by the successful launch of Imovax®) and robust sales of Plavix® (+11.6% at constant exchange rates). Negative factors included the impact of generics competition on sales of Allegra® (-10.0% at constant exchange rates) and Myslee® (-22.5% at constant exchange rates).

Sanofi  ˜  2013 Half-year financial report | 23

C.3.2. Other revenues

Other revenues, which mainly comprise royalty income under licensing agreements contracted in connection with ongoing operations, fell by 73.1% to €181 million (versus €673 million in the first half of 2012).

The year-on-year fall was mainly due to a sharp drop in license revenues under the worldwide alliance with BMS on Plavix® and Aprovel®, which came to €2 million in the first half of 2013, versus €445 million in the first half of 2012 (-99.6% on a reported basis), due to the loss of exclusivity in the United States for Aprovel® (on March 30, 2012) and Plavix® (on May 17, 2012).

A further contributory factor was a reduction in the royalties received from Amgen in connection with a worldwide license relating to Enbrel®, under the terms of which royalties on sales in the United States ceased contractually in February 2013.

C.3.3. Gross profit

Gross profit amounted to €11,029 million in the first half of 2013 (68.7% of net sales), compared with €12,704 million in the first half of 2012 (73.1% of net sales). This represents a year-on-year fall of 13.2%, equivalent to a contraction of 4.4 points in the gross margin ratio.

The gross margin ratio for the Pharmaceuticals segment slipped by 4.2 points to 70.3%. This reflected the decline in license revenues (3.2 points) and a deterioration in the ratio of cost of sales to net sales (1.0 point); this latter trend was due in particular to the unfavorable impact of generics and exchange rates, but also to the adjustment to net sales of generics in Brazil.

The gross margin ratio for the Vaccines segment fell by 7.4 points to 53.1%, due to an unfavorable product mix attributable partly to temporary restrictions on shipments of Pentacel®.

The gross margin ratio for the Animal Health segment was 2.3 points lower at 69.3%, in line with the drop in sales of fipronil products.

C.3.4. Research and development expenses

Research and development (R&D) expenses came to €2,341 million, versus €2,407 million in the first half of 2012, representing 14.6% of net sales, compared with 13.8% in the first half of 2012. Overall, R&D expenses fell by €66 million or 2.7% year-on-year.

In the Pharmaceuticals segment, R&D expenses fell by €37 million (1.8%), mainly due to favorable exchange rate effects.

R&D expenses for the Vaccines segment were €34 million (12.0%) lower year-on-year, largely due to the completion of enrolment of patients to clinical trials for the dengue vaccine.

In the Animal Health segment, R&D expenses were €5 million (6.3%) higher than in the first half of 2012.

24 | 2013 Half-year financial report  ˜  Sanofi

C.3.5. Selling and general expenses

Selling and general expenses totaled €4,438 million, versus €4,401 million for the first half of 2012, a rise of €37 million or 0.8%. They represented 27.6% of net sales, against 25.3% in the first half of 2012.

The Pharmaceuticals business reported a rise of €41 million or 1.1%, reflecting increased spend on the Diabetes and Genzyme growth platforms in North America, but also favorable exchange rate effects.

In the Vaccines business, selling and general expenses rose by €12 million or 4.2%, reflecting higher promotional spend (especially in China and Japan), but also favorable exchange rate effects.

Selling and general expenses for the Animal Health business fell by €15 million or 4.2%, due to lower promotional spend and favorable exchange rate effects.

C.3.6. Other operating income and expenses

Other operating income for the first half of 2013 was €347 million (versus €319 million for the first half of 2012), while other operating expenses were €177 million (versus €303 million for the first half of 2012).

Overall, other operating income and expenses represented net income of €170 million in the first half of 2013, versus net income of €16 million in the first half of 2012. This €154 million increase was largely attributable to the sale to Covis Pharma of commercial rights to certain pharmaceutical products in the United States.

This line also includes a net operational foreign exchange loss of €56 million for the first half of 2013, compared with a net loss of €11 million for the first half of 2012.

C.3.7. Amortization of intangible assets

Amortization charged against intangible assets amounted to €1,543 million in the first half of 2013, versus €1,675 million in the first half of 2012. The year-on-year fall of €132 million was due mainly to a reduction in the amortization charged against intangible assets recognized on the acquisition of Aventis (€680 million in the first half of 2013, versus €770 million in the first half of 2012) as some products reached the end of their life cycles in the face of competition from generics.

C.3.8. Impairment of intangible assets

This line showed impairment losses of €440 million charged against intangible assets in the first half of 2013, compared with €40 million in the first half of 2012.

Impairment losses charged in the first half of 2013 mainly comprised the €384 million loss booked on the discontinuation of the R&D project for iniparib in non-small cell lung cancer and ovarian cancer.

In the first half of 2012, impairment losses related mainly to the discontinuation of various R&D projects in the Pharmaceuticals segment.

Sanofi • 2013 Half-year financial report | 25

C.3.9. Fair value remeasurement of contingent consideration liabilities

Fair value remeasurements of contingent consideration liabilities recognized in accordance with the revised IFRS 3 represented an expense of €117 million in the first half of 2013, versus €106 million in the first half of 2012. This expense relates primarily to the contingent value rights (CVRs) issued in connection with the Genzyme acquisition, to contingent consideration payable to Bayer as a result of a transaction completed by Genzyme before it was acquired by Sanofi, and to contingent purchase consideration on the acquisition of TargeGen (see Note B.11. to the condensed half-year consolidated financial statements).

C.3.10. Restructuring costs

Restructuring costs amounted to €159 million in the first half of 2013, compared with €250 million in the first half of 2012, and mainly comprise employee-related costs arising from plans to adjust headcount in France and Europe.

In the first half of 2012, these costs essentially comprised impairment losses against property, plant and equipment attached to R&D sites, and employee-related costs incurred under plans to adjust headcount in industrial functions in Europe.

C.3.11. Other gains and losses, and litigation

Nothing was recorded on this line in either the first half of 2013 or the first half of 2012.

C.3.12. Operating income

Operating income for the first half of 2013 was €2,161 million, compared with €3,841 million for the first half of 2012, a fall of 43.7%, reflecting the decrease in gross profit.

C.3.13. Financial income and expenses

Net financial expense for the period was €277 million, versus €325 million for the first half of 2012, a decrease of €48 million.

Financial expenses directly related to net debt (defined as short-term and long-term debt, plus related interest rate and currency derivatives, minus cash and cash equivalents) were €170 million, compared with €168 million in the first half of 2012. This year-on-year stability reflects both a fall in the average borrowing rate on a relatively stable level of average debt, and a reduction in financial income for the Group as a result of lower average rate of return on the placement of cash.

The reduction in net financial expense was mainly due to the effect of the unwinding of discount on provisions (€36 million, versus €44 million in the first half of 2012) and to a reduction in the net interest expense on defined-benefit pension plans (€79 million, versus €98 million in the first half of 2012).

C.3.14. Income before tax and associates and joint ventures

Income before tax and associates and joint ventures for the first half of 2013 totaled €1,884 million, compared with €3,516 million for the first half of 2012, a fall of 46.4%.

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C.3.15. Income tax expense

Income tax expense totaled €356 million in the first half of 2013, versus €855 million a year earlier. The year-on-year reduction was mainly due to the lower level of income before tax and associates and joint ventures.

This item includes the tax effects of the amortization and impairment of intangible assets (€490 million and €180 million respectively in the first half of 2013, versus €615 million and €14 million respectively in the first half of 2012). Overall, this decreased the tax charge by €41 million year-on-year.

For the first half of 2013, this item also includes a new tax charge (of €109 million) on dividends distributed to Sanofi shareholders.

The difference relative to the standard corporate income tax rate applicable in France is explained in Note B.17. to the condensed half-year consolidated financial statements.

The effective tax rate(1) was 24.0%, versus 28.0% in the first half of 2012 and 25.5% for 2012 as a whole. This decrease is attributable mainly to the geographical mix of profits from Group entities and to recent and ongoing procedures with the tax authorities in a number of countries which have or are expected to have a positive impact in 2013.

C.3.16. Share of profit/loss of associates and joint ventures

The share of profit/loss of associates and joint ventures for the first half of 2013 was €4 million, versus €404 million for the comparable period of 2012. This line mainly includes Sanofi’s share of after-tax profits from territories managed by BMS under the Plavix® and Avapro® alliance, which fell by 96.4% to €15 million (versus €417 million in the first half of 2012). The substantial drop in this profit share was mainly attributable to lower sales of Plavix® in the United States due to loss of exclusivity and competition from generics.

C.3.17. Net income

Net income for the first half of 2013 was €1,532 million, versus €3,065 million for the first half of 2012.

C.3.18. Net income attributable to non-controlling interests

Net income attributable to non-controlling interests for the first half of 2013 amounted to €84 million, against €103 million for the first half of 2012. This line mainly comprises the share of pre-tax profits paid to BMS from territories managed by Sanofi (€77 million, versus €92 million in the first half of 2012); the year-on-year fall was directly related to competition from generics of clopidogrel (the active ingredient of Plavix®) and of irbesartan (the active ingredient of Aprovel®) in Europe.

C.3.19. Net income attributable to equity holders of Sanofi

Net income attributable to equity holders of Sanofi amounted to €1,448 million in the first half of 2013, compared with €2,962 million in the first half of 2012.

Basic earnings per share (EPS) came to €1.09, 48.4% lower than the 2012 first-half figure of €2.25, based on an average number of shares outstanding of 1,323.9 million in the first half of 2013 and 1,319.3 million in the first half of 2012. Diluted EPS was €1.08, versus €2.23 for the first half of 2012, based on a number of shares after dilution of 1,340.5 million in the first half of 2013 and 1,327.9 million in the first half of 2012.

(1)          Calculated on the basis of business operating income minus net financial expenses, and before (i) the share of profit/loss of associates and joint ventures and (ii) net income attributable to non-controlling interests.

Sanofi • 2013 Half-year financial report | 27

C.3.20. Business operating income

Business operating income (refer to section “C.2. Segment information” for a definition) amounted to €4,361 million in the first half of 2013, compared with €6,244 million in the first half of 2012. The year-on-year fall of 30.2% was mainly due to the sharp drop in revenues under the BMS alliance, and to the lower level of consolidated net sales. Business operating income represented 27.2% of net sales, versus 35.9% in the first half of 2012.

The table below shows trends in business operating income by business segment for the first half of 2013 and the first half of 2012:

(€ million)	June 30, 2013	June 30, 2012
Pharmaceuticals	3,779	5,569
Vaccines	229	269
Animal Health	319	389
Other	34	17
Business operating income	4,361	6,244

C.3.21. Business net income(1)

Business net income amounted to €3,088 million in the first half of 2013 versus €4,350 million in the first half of 2012, a drop of 29.0%. It represented 19.2% of net sales, compared with 25.0% in the first half of 2012. This fall reflects the decrease in both operating income and the share of profits from territories managed by BMS; it is partly offset by the reduction in income tax expense.

Business EPS for the first half of 2013 was €2.33, versus €3.30 for the first half of 2012 (down 29.4%), based on an average number of shares outstanding of 1,323.9 million in the first half of 2013 versus 1,319.3 million in the first half of 2012.

(1) Refer to the appendix in section F for a definition.

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C.4. CONSOLIDATED STATEMENT OF CASH FLOWS

Condensed consolidated statement of cash flows

(€ million)	June 30, 2013	June 30, 2012
Net cash provided by / (used in) operating activities	2,025	4,327
Net cash provided by / (used in) investing activities	(655)	(891)
Net cash provided by / (used in) financing activities	(3,525)	(3,271)
Impact of exchange rates on cash and cash equivalents	(45)	18
Net change in cash and cash equivalents – (decrease) / increase	(2,200)	183

Net cash provided by operating activities came to €2,025 million in the first half of 2013, against €4,327 million in the first half of 2012.

Operating cash flow before changes in working capital for the first half of 2013 was €2,920 million, versus €5,096 million in the first half of 2012, reflecting the lower level of consolidated first-half profits (attributable partly to the drop in revenues from the BMS alliance). Working capital requirements rose by €895 million during the first half of 2013, compared with a rise of €769 million a year earlier; the deterioration was mainly due to an increase in accounts receivable (which had decreased in the first half of 2012 following a fall in royalties payable by BMS on sales of clopidogrel in the United States).

Net cash used in investing activities totaled €655 million in the first half of 2013, compared with €891 million in the first half of 2012.

Acquisitions of property, plant and equipment and intangible assets amounted to €728 million (versus €786 million in the first half of 2012); the main items were investments in industrial and research facilities (€548 million), together with contractual payments for intangible rights under license and collaboration agreements (€142 million), including the acquisition of the worldwide rights to the Rolaids® brand.

Acquisitions of investments in the period amounted to €273 million, net of cash acquired and after including assumed liabilities and commitments; the main items were the acquisitions of Genfar and Dosch, and payments of contingent consideration relating to the acquisition of Genzyme. In the first half of 2012, acquisitions of investments totaled €179 million, net of cash acquired and after including assumed liabilities and commitments; the main items were the acquisitions of Pluromed and Newport, and payments of contingent consideration relating to the acquisition of Genzyme.

After-tax proceeds from disposals amounted to €308 million in the first half of 2013, and arose mainly on the sale to Covis Pharma of commercial rights to five pharmaceutical products in the United States and disposals of property, plant and equipment in the United States and France. In the first half of 2012, after-tax proceeds from disposals represented €71 million, mainly on the divestment of trademarks (€35 million, primarily in the United States and France) and of financial assets in the United States (€13 million).

Net cash used in financing activities amounted to €3,525 million in the first half of 2013, compared with €3,271 million in the first half of 2012. The 2013 first-half figure includes net external funding raised (net change in short-term and long-term debt) of €272 million (compared with €625 million in the first half of 2012), the Sanofi dividend payout of €3,638 million (versus €3,487 million in the first half of 2012), and the acquisition of 11.4 million treasury shares for €892 million.

The net change in cash and cash equivalents in the first half of 2013 was a decrease of €2,200 million, compared with an increase of €183 million in the first half of 2012.

Sanofi • 2013 Half-year financial report | 29

C.5. CONSOLIDATED BALANCE SHEET

Total assets were €96,987 million at June 30, 2013, versus €100,409 million at December 31, 2012 (including the impact of applying the amended IAS 19), a reduction of €3,422 million.

Debt, net of cash and cash equivalents as of June 30, 2013 was €10,172 million, compared with €7,719 million as of December 31, 2012. Sanofi defines “debt, net of cash and cash equivalents” as (i) the sum total of short-term debt, long-term debt and interest rate and currency derivatives used to hedge debt, minus (ii) the sum total of cash and cash equivalents and interest rate and currency derivatives used to hedge cash and cash equivalents.

The gearing ratio (a non-GAAP financial measure that we define as the ratio of debt, net of cash and cash equivalents, to total equity) rose from 13.4% at December 31, 2012 to 18.1% at June 30, 2013. Analyses of debt at June 30, 2013 and December 31, 2012, by type, maturity, interest rate and currency, are provided in Note B.9. to the condensed half-year consolidated financial statements.

The Group considers that future cash flows generated by its operating activities will be sufficient to repay its debt.

The financing arrangements in place as of June 30, 2013 at the Sanofi parent company level are not subject to covenants regarding financial ratios and do not contain any clauses linking credit spreads or fees to Sanofi’s credit rating.

Other key movements in the balance sheet are described below.

Total equity stood at €56,195 million as of June 30, 2013, versus €57,466 million as of December 31, 2012. This decrease mainly reflects the following factors:

-       reductions: distributions to shareholders (Sanofi dividend payout for the 2012 financial year of €3,638 million);

-       increases: comprehensive income for the first half of 2013 (€2,464 million).

As of June 30, 2013, Sanofi held 6.2 million of its own shares, representing 0.46% of the capital, and recorded as a deduction from equity.

Goodwill and other intangible assets, representing a combined value of €56,410 million, fell by €1,855 million, primarily as a result of the following factors:

-  reductions: amortization and impairment charged during the period (€2,107 million).

-  increases: the impact of the Genfar and Dosch acquisitions (€141 million of goodwill, and €60 million of other intangible assets), and acquisitions of other intangible assets (€181 million).

Provisions and other non-current liabilities (€9,565 million) decreased by €1,478 million, mainly due to a net reduction of €1,086 million in provisions for pensions and other long-term employee benefits as a result of movements in actuarial gains and losses on defined-benefit plans and contributions paid in the United States.

Net deferred tax liabilities (€1,214 million) were €339 million lower, mainly due to reversals of deferred tax liabilities on the remeasurement of acquired intangible assets (€670 million), partly offset by a decrease in deferred tax assets associated with the reduction in provisions for pensions and other long-term employee benefits.

Liabilities related to business combinations and to non-controlling interests (€1,456 million) rose by €6 million. Increases in this item during the period arose as a result of the fair value remeasurement of (i) contingent value rights (CVRs) issued in connection with the Genzyme acquisition, (ii) contingent consideration payable to Bayer in connection with a transaction completed by Genzyme before it was acquired by Sanofi, and (iii) contingent consideration payable in connection with the acquisition of TargeGen. These increases were largely offset by the reversal of the contingent consideration payable on the BiPar acquisition (see Note B.11 to the condensed half-year consolidated financial statements).

30 | 2013 Half-year financial report  •  Sanofi

D/ Principal risk factors and uncertainties

The risk factors to which Sanofi is exposed are described in our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission on March 7, 2013. The nature of these risks has not significantly changed over the first half of 2013. These risks may materialize during the second half of 2013 or during subsequent periods.

E/ Outlook

We anticipate our 2013 full-year business earnings per share(1) will be 7% to 10% lower than 2012 at constant exchange rates, barring major unforeseen events.

Business net income(1) for the full year ended December 31, 2012 amounted to €8,101 million (including the impact of retrospective application of the amended IAS 19), giving business earnings per share of €6.14.

This guidance has been prepared using accounting methods consistent with those used in the preparation of our historical financial information. It draws upon assumptions defined by Sanofi and its subsidiaries, in particular regarding the following factors:

•	trends in exchange rates and interest rates;

•	growth in the national markets in which we operate;

•	healthcare reimbursement policies, pricing reforms, and other governmental measures affecting the pharmaceutical industry;

•	developments in the competitive environment, in terms of innovative products and the introduction of generics;

•	respect by others for our intellectual property rights;

•	progress on our research and development programs;

•	the impact of our operating cost control policy, and trends in our operating costs;

•	the average number of shares outstanding.

Some of the information, assumptions and estimates concerned are derived from or based, in whole or in part, on judgments and decisions made by Sanofi management that may be liable to change or adjustment in future.

(1) Refer to the appendix in section F for a definition.

Sanofi • 2013 Half-year financial report | 31

Forward-Looking Statements

This document contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the Securities and Exchange Commission (SEC) and the Autorité des marchés financiers (AMF) made by Sanofi, including those listed under “Risk Factors”(1) and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2012. For an update on litigation, refer to Note B.14. “Legal and arbitral proceedings” to our condensed half-year consolidated financial statements for the six months ended June 30, 2013 and section “D. Principal risk factors and uncertainties” on page 31 of the half-year management report.

Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

(1) Refer to pages 4 to 19 of our Annual Report on Form 20-F for the year ended December 31, 2012, which is available on our website: www.sanofi.com.

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F/ Appendix – Definition of financial indicators

F.1. NET SALES ON A CONSTANT STRUCTURE BASIS AND AT CONSTANT EXCHANGE RATES

F.1.1. Net sales at constant exchange rates

When we refer to changes in our net sales “at constant exchange rates”, we exclude the effect of exchange rates by recalculating net sales for the relevant period using the exchange rates that were used for the previous period.

Reconciliation of 2013 first-half reported net sales to net sales at constant exchange rates

(€ million)	June 30, 2013

Reported net sales for the first half of 2013	16,062

Effect of exchange rates	517

Net sales at constant exchange rates for the first half of 2013	16,579

F.1.2. Net sales on a constant structure basis

When we refer to changes in our net sales “on a constant structure basis”, we eliminate the effect of changes in structure by restating the net sales for the previous period as follows:

•

by including sales generated by entities or product rights acquired in the current period for a portion of the previous period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

•	similarly, by excluding sales for a portion of the previous period when we have sold an entity or rights to a product in the current period;

•	for a change in consolidation method, by recalculating the previous period on the basis of the method used for the current period.

F.2. BUSINESS NET INCOME

We report segment results on the basis of “Business Operating Income”. This indicator, adopted in compliance with IFRS 8, is used internally to measure operational performance and to allocate resources. “Business Operating Income” is derived from Operating income, adjusted as follows:

•	the amounts reported in the line items Restructuring costs, Fair value remeasurement of contingent consideration liabilities and Other gains and losses, and litigation are eliminated;

•	amortization and impairment losses charged against intangible assets (other than software) are eliminated;

•	the share of profits/losses of associates and joint ventures is added;

•	the share attributable to non-controlling interests is deducted;

•

other acquisition-related effects (primarily, the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impact of acquisitions on investments in associates and joint ventures) are eliminated; and

•	restructuring costs relating to associates and joint ventures are eliminated.

Sanofi • 2013 Half-year financial report | 33

“Business net income” is defined as Net income attributable to equity holders of Sanofi, determined under IFRS, excluding (i) amortization of intangible assets; (ii) impairment of intangible assets; (iii) fair value remeasurement of contingent consideration liabilities; (iv) other impacts associated with acquisitions (including impacts of acquisitions on associates and joint ventures); (v) restructuring costs (including restructuring costs relating to associates and joint ventures), (vi) other gains and losses, and litigation; (vii) the tax effect related to the items listed above; as well as (viii) the effects of major tax disputes and the tax on dividends distributed to Sanofi shareholders; and (ix) the share of non-controlling interests in items (i) through (viii). Items (i), (ii), (iii), (v) and (vi) correspond to those reported in the income statement line items Amortization of intangible assets, Impairment of intangible assets, Fair value remeasurement of contingent consideration liabilities, Restructuring costs and Other gains and losses, and litigation.

We also report “business earnings per share” (“business EPS”), a non-GAAP financial measure that we define as business net income divided by the weighted average number of shares outstanding.

34 | 2013 Half-year financial report  •  Sanofi

G/ Appendix – Research & development pipeline

Registration

N Aubagio® (teriflunomide) Relapsing forms of Multiple sclerosis (RMS) Monotherapy, EU	N Lyxumia® (lixisenatide) GLP-1 agonist Type 2 diabetes, U.S.
Lemtrada™ (alemtuzumab) Anti-CD52 mAb Multiple sclerosis, EU, U.S.	VaxiGrip® QIV IM Quadrivalent inactivated influenza vaccine

Phase III

N eliglustat tartrate Glucosylceramide synthetase inhibitor Gaucher disease	U300 Insulin glargine Type 1+2 diabetes	Quadracel® Diphtheria, tetanus, pertussis & polio vaccine; 4-6 y of age
N fedratinib JAK-2 inhibitor Myelofibrosis (1L)	Kynamro™ (mipomersen) Apolipoprotein B-100 antisense Severe HeFH, U.S.	Dengue Mild-to-severe dengue fever vaccine
Jevtana® (cabazitaxel) Metastatic prostate cancer (1L)	N alirocumab Anti-PCSK-9 mAb Hypercholesterolemia	DTP-HepB-Polio-Hib (PR5I) Pediatric hexavalent vaccine
SYNVISC-ONE® Medical device Pain in hip OA	N sarilumab Anti-IL-6R mAb Rheumatoid arthritis	Fluzone® QIV ID Quadrivalent inactivated influenza vaccine intradermal
MACI® Cell-based treatment Femoral chondyle cartilage defects, U.S.	N SAR399063 DHA-GLP + vit D Pre-sarcopenia	Clostridium difficile Toxoid vaccine

Phase II

LixiLan lixisenatide+ insulin glargine Fixed-Ratio / Type 2 diabetes	N FOV1101 FDC prednisolone/cyclosporine Allergic conjunctivitis	N SAR279356 (F598) Anti-PNAG mAb Serious infections
N SAR3419 Maytansin-loaded anti-CD19 mAb B-cell malignancies refractory/relapsed (NHL, ALL)	sarilumab Anti-IL-6R mAb Uveitis	N ferroquine Antimalarial Malaria
N SAR256212 (MM121) anti-ErbB3 mAb Breast cancer (2L, 3L)	N SAR292833 (GRC15300) TRPV3 antagonist Chronic disabling pain	N SAR97276 Antimalarial Malaria
N SAR245409 (XL765) Oral dual inhibitor of PI3K & mTOR Non-Hodgkin lymphoma	N SAR110894 H3 antagonist Alzheimer's disease	N fresolimumab TGFβ antagonist Focal segmental glomerulosclerosis
fedratinib JAK-2 inhibitor Polycythemia vera (2L) Ruxolitinib resistant/intolerant MF	N SAR113945 IKK-β inhibitor Osteoarthritis	N dupilumab Anti-IL4Rα mAb Asthma; Atopic dermatitis
Jevtana® (cabazitaxel) Small cell lung cancer (2L)	Meninge ACYW conj. 2nd generation meningococcal conjugate infant vaccine	N SAR339658 VLA 2 antagonist Inflammatory bowel disease
N GENZ438027 (ALN-TTR02) mRNA inhibitor Familial amyloid polyneuropathy	Rabies VRVg Purified vero rabies vaccine	N SAR156597 IL4/IL13 Bi-specific mAb Idiopathic pulmonary fibrosis
	Rotavirus Live attenuated tetravalent Rotavirus oral vaccine	N SAR100842 LPA-1/LPA-3 Systemic sclerosis

Sanofi • 2013 Half-year financial report | 35

Phase I

N SAR153192 Anti-DLL4 mAb Solid tumors	N GZ404477 (AAV-hAADC) Gene therapy Parkinson's disease	N GZ402665 (rhASM) Niemann-Pick type B
N SAR405838 (MI-773) HDM2 / p53 antagonist Solid tumors	N SAR391786 GDF8 mAb Sarcopenia	N GZ402671 GCS Inhibitor Fabry Disease
N SAR650984 Anti-CD38 naked mAb Hematological malignancies	N SAR228810 Anti-protofibrillar AB mAb Alzheimer’s disease	Streptococcus pneumonia Meningitis & pneumonia vaccine
N SAR566658 Maytansin-loaded anti-CA6 mAb Solid tumors	N SAR404460 DHA-GPL + Vit D Sarcopenia	Pseudomonas aeruginosa Antibody fragment product Prevention of ventilator-associated pneumonia
N SAR307746 Anti-ANG2 mAb Solid tumors	Insulin Biosimilar Program Diabetes	Tuberculosis Recombinant subunit vaccine
N SAR125844 C-MET kinase inhibitor Solid tumors	N SAR252067 Anti-LIGHT mAb Crohn’s disease	N RetinoStat® Gene therapy Wet age-related macular degeneration (AMD)
Combination SAR245409 / MSC1936369B Solid tumors	N SAR113244 Anti-CXCRS mAb Systemic lupus erythematosus	N StarGen® Gene therapy Stargardt disease
N SAR260301 PI3K β selective PTEN – Deficient tumors	N SAR127963 P75 receptor antagonist Trauma brain injury	N GZ402663 (sFLT-01) Gene therapy Age-related macular degeneration (AMD)
N SAR245408 (XL147) Oral PI3K inhibitor Solid tumors	N SAR126119 TAFIa inhibitor Acute ischemic stroke	N UshStat® Gene therapy Usher syndrome 1B
	N SAR407899 Rho kinase inhibitor Pulmonary hypertension	N SAR438151 undisclosed target

N: New Molecular Entity	Oncology	Cardiovascular Diseases	Vaccines

	Diabetes Solutions	Immune Mediated Diseases	Ophthalmology

	Rare Diseases	Infectious Diseases	Age Related
Degenerative Diseases
Biosurgery

36 | 2013 Half-year financial report • Sanofi